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Exhibit 12.2

Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(in millions, except ratios)

	Year Ended December 31,					Nine Months Ended September 30, 2017
	2012	2013	2014	2015(a)	2016
Earnings available for fixed charges, as defined:
Net income	$419	$398	$393	$355	$360	$362
Tax expense based on income	252	242	229	209	216	218
Fixed charges(b)	241	229	231	233	226	168

Earnings available for fixed charges, as defined	$912	$869	$853	$797	$802	$748

Fixed charges, as defined:
Interest expense on short-term and long-term debt(b)	$232	$219	$221	$224	$217	160
Estimated interest cost within rental expense	3	3	3	3	3	3
Amortization of net debt premium, discount, and expenses	6	7	7	6	6	5

Total fixed charges, as defined	$241	$229	$231	$233	$226	168

Ratio of earnings to fixed charges	3.8	3.8	3.7	3.4	3.5	4.5

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$3	$3	$3	$3	$3	3
Adjustment to pretax basis	2	2	2	2	2	2

	$5	$5	$5	$5	$5	5
Combined fixed charges and preferred stock dividend requirements	$246	$234	$236	$238	$231	$173

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.7	3.7	3.6	3.3	3.5	4.3

(a)
Includes a $69 million provision for the Callaway construction and operating license. See Note 2—Rate and Regulatory Matters under Part II, Item 8, of the Form 10-K for the year ended December 31, 2016, for additional information.

(b)
Includes net interest related to uncertain tax positions.

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  Exhibit 12.2
Union Electric Company Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (in millions, except ratios)